                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 4)*


                   Blockbuster Entertainment Corporation
                              (Name of Issuer)


                        Common Stock, $.10 par value
                       (Title of Class of Securities)


                                 0000936761
                               (CUSIP Number)

                              W. Loeber Landau
                            Sullivan & Cromwell
                 125 Broad Street, New York, New York 10004
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                               January 7, 1994
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ---------------------
CUSIP NO. 006874 10 1
- ---------------------
- ------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Philips Electronics N.V.
- ------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [  ]
                                                      (b)  [  ]
- ------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------
 4    SOURCE OF FUNDS
      WC, OO
- ------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                           [  ]
- ------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      The Netherlands
- ------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             18,895,211
    SHARES  ----------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              0
    EACH          ----------------------------------------
 REPORTING  9     SOLE DISPOSITIVE POWER
   PERSON               18,895,211
    WITH          ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        0
- ------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      18,895,211
- ------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                           [  ]
- ------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.60%
- ------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
- ------------------------------------------------------------

            This Amendment No. 4 to the Schedule 13D originally filed on April 16, 1992 by Philips Electronics N.V. ("Philips") with respect to the acquisition of Common Stock, $.10 par value (the "Common Stock"), of Blockbuster Entertainment Corporation (the "Issuer"), amends such Schedule 13D. The information set forth herein supplements the information set forth in such Schedule 13D, as amended.

Item 4.  Purpose of the Transaction.

            The response to Item 6 is hereby incorporated herein by reference.

Item 5.  Interest in Securities of Issuer.

            The response to Item 6 is hereby incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

            In connection with the execution of a merger agreement (the "Merger Agreement") by and between Viacom Inc. ("Viacom") and the issuer, Philips has entered into a Proxy Agreement, dated as of January 7, 1994 (the "Proxy Agreement), with Viacom relating to the disposition of and voting rights in respect of 17,245,211 shares of the Common Stock of the issuer owned beneficially by Philips. A copy of the Proxy Agreement has been filed as an Exhibit to the Schedule 13D.

            Pursuant to the terms of the Proxy Agreement, Philips has: (1) agreed not to sell, pledge or otherwise dispose of any of the 17,245,211 shares of Common Stock until the termination of the Merger Agreement, and following termination of the Merger Agreement (other than a termination pursuant to Section 8.01(o) thereof) during such time as a Competing Transaction (as defined in the Merger Agreement) exists with respect to the issuer (such term not to extend beyond the close of business on the 120th day following termination of the Merger Agreement); (2) constituted and appointed Viacom as its true and lawful attorney and proxy to vote each of the 17,245,211 shares of Common Stock in favor of the adoption of the Merger Agreement, the associated merger and any related transactions or matters contemplated by the Merger Agreement and against any proposal of any merger, sale of assets or other business combination between the issuer and another person and entity; (3) agreed to cause the 17,245,211 shares of Common Stock to be voted in accordance with the provisions of the Proxy Agreement; and (4) agreed to take other actions reasonably required to vest in Viacom the power to carry out the provisions of the Proxy Agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit     Description

   4 Proxy Agreement, dated as of January 7, 1994, by and between Philips and Viacom

                                 SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  January 14, 1994

PHILIPS ELECTRONICS N.V.



By   /s/ J.D. Timmer                By   /s/ D.G. Eustace
Name:  J.D. Timmer                  Name:  D.G. Eustace
Title:  President                   Title:  Executive Vice-
                                            President